[redacted]

SEC 11018854 MMISSION

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8-51046

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BMS INTERNATIONAL INCORPORATED

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS :(Do not use P.O. Box No.)

Chemin du Blochmont
(No. and Street)

Lutter (City) France (State) 68480 (ZIP Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HENRY C. SMITH II, PRESIDENT 011-33-389-403779
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephen J. Staresinic
(Name - *if individual, state last, first, middle name*)

Werastrasse 105 (Address) 70190 STUTTGART. GERMANY (City) (State) (ZIP Code)

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Henry C. Smith II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

BMS International Inorporated, as of

December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Me Michel STEHLIN, Notaire
68560 HIRSINGUE

Hirsingue (France)
Le 24 février 2011
Le notaire :

Notary Public

Signature

President & CEO

Title

This report** contains (check all applicable boxes):

[x] (a) Facing Page.

[x] (b) Statement of Financial Condition.

[x] (c) Statement of Income (Loss).

[x] (d) Statement of Cash Flows

[x] (e) Statement of Changes in Stockholders' or Partners' or Sole Proprietor's Equity.

[x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

[x] (g) Computation of Net Capital Under Rule 15c3-1.

[x] (h) Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.

[x] (I) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

[x] (j) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to Computation of Net Capital and Computation for Determination of the Reserve Requirements.

[x] (k) An Oath or Affirmation.

[NA] (l) A copy of the SIPC Supplemental Report.

[x] (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5	**FOCUS REPORT** Financial and Operational Combined Uniform Single Report) Part IIA Annual 17a-5(a) INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Is net capital requirement calculated using (B)asic or (A)lternative method? BASIC

Broker-Dealer Name: BMS INTERNATIONAL INCORPORATED

Address: Chemin du Blochmont
68480 Lutter, France

SEC File Number: 8-51046

Firm I.D. 45348

Period Beginning: 1/1/2010
Period Ending: 12/31/2010

Name and telephone number of person to contact in regard to this report:

Contact Name: HENRY C SMITH, II
Contact Phone: 011 33 389 403779

Name(s) of subsidiaries or affiliates consolidated in this report:
Name(s): Phone Number:

Does respondent carry its own customer accounts? NO

Check here if respondent is filing an audited report YES

ASSETS

Consolidated [ ] or Unconsolidated [X]:

			Allowable	Nonallowable	TOTAL
1		Cash: (Checking Account) 7654.76	$ 6,742.39		$ 6,742.39
2		Receivables from Brokers & Dealers:			
	A	Clearance Account			
	B	Other			
3		Receipts from non-customers:			
4		Securities & spot commodities owned at market value:			
	A	Exempted securities			
	B	Debt securities			
	C	Options			
	D	Other securities			
	E	Spot commodities			
5		Securities owned not readily marketable:			
	A	At cost			
	B	At estimated fair value			
6		Securities borrowed under subordination agreements & partners' individual & capital securities accounts, at market value:			
	A	Exempted securities			
	B	Other			
7		Secured demand notes - market value of collateral:			
	A	Exempted securities			
	B	Other			
8		Memberships in Exchange:			
	A	Owned at market value			
	B	Owned at cost			
	C	Contributed for use of company at market value			
9		Investment in & receivables from affiliates, subsidiarys & associated partnerships:			
10		Property, furniture, equipment, leasehold improvements & rights under lease agreements, at cost (net of accummulated depreciation and amortization):			
11		Other Assets:			
12		**TOTAL ASSETS:**	$ 6,742.39	$ -	$ 6,742.39

LIABILITIES

			Allowable	Nonallowable	TOTAL
13		Bank loans payable:			
14		Payable to brokers/dealers:			
	A	Clearance Account			
	B	Other			
15		Payable to non-customers:			
16		Securities sold not yet purchased at market value:			
17		Accounts payable, accrued liabilities, expenses & other (unpaid expenses):			
18		Notes & mortgages payable:			
	A	Unsecured			
	B	Secured			
19		Liabilities subordinated to the claims of general creditors:			
	A	Cash borrowings			
		1. From outsiders			
		2. Includes equity subordination of			
	B	Securities borrowed at market			
		From outsiders			
	C	SDN Coll Agreements			
		1. From outsiders			
		2. Includes equity subordination of			
	D	Exch memberships contrib for use of co. at mkt			
	E	Accts & other borrowings not qual for net cap			
20		**TOTAL LIABILITIES:**			$ -

OWNERSHIP EQUITY

21		Sole Proprietorship:	
22		Partnership & limited partners:	
23		Corporation:	
	A	Preferred Stock	$ 20.00
	B	Common Stock	$ 30,800.00
	C	Additional paid-in capital	-$ 24,077.61
	D	Retained earnings	$ 6,742.39
	E	Total	
	F	Less treasury stock	
24		**TOTAL OWNERSHIP EQUITY:**	**$ 6,742.39**
25		**TOTAL LIABILITIES AND OWNERSHIP EQUITY:**	**$ 6,742.39**

STATEMENT OF INCOME (LOSS)

Number of months included in this statement [MUST REFLECT 3 MONTHS FOR 17a-5(a)]: 12

REVENUE				
1		Commissions:		
	a	On listed equity securities executed on an exchange		
	b	On listed option transactions		
	c	On all other securities		
	d	Total securities commissions		
2		Gains or losses on firm trading accounts:		
	a	From market making in options on National Security Exchange		
	b	From all other trading		
	c	Total gains and losses		
3		Gains or losses on firm investment accounts (Div Income):		
4		Profit or loss from underwriting or selling groups:		
5		Revenue from sale of investment company shares: (TOTAL Dealer Concessions)	$	11,382.96
6		Commodities revenue:		
7		Fees for account supervision, investment advisory & administrative services:		
8		Other revenue:		
9		Total revenue:	$	11,382.96
EXPENSES				
10		Salaries & other employment costs for general partners & voting stockholder officers:	$	4,728.00
11		Other employee compensation & benefits (TOTAL Commissions):		
12		Commissions paid to other broker-dealers:		
13		Interest expense:		
	a	Including interest on accounts subject to subordination agreement		
14		Regulatory fees & expenses (TOTAL NASD Fees):	$	1,617.00
15		Other expenses:	$	4,455.06
		(TOTAL Business Expense) ~~48,854.63~~		
16		Total expenses:	$	10,800.06
NET INCOME				
17		Income(loss) before Federal Taxes:	$	582.90
18		Provision for Federal Income Taxes (parent only):		
19		Equity in earnings(losses) of unconsolidated subordinates:		
	a	After Federal income taxes of		
20		Extraordinary gains(losses):		
	a	After Federal income taxes of		
21		Cummulative effect of changes in accounting principle:		
22		Net income/loss after Federal income taxes & extraordinary items:	$	**582.90**

EXEMPTIVE PROVISIONS

25 If an exemption from Rule 15c3-3 is claimed, mark the appropriate rule section with an 'X':

X A (k)(1) - Limited business (mutual funds and/or variable annuities only)

B (k)(2)(I) - "Special Account for Exclusive Benefit of Customers" maintained

C (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Clearing Firm SEC #s Product Code [A=all;O=options; M=municipals; G=general securities; X=other]

8-
8-
8-
8-
8-

D (k)(3) - Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1	Total ownership equity from Statement of Financial Condition:	$	6,742.39
2	Deduct ownership equity not allowable for Net Capital:	$	-
3	Total ownership equity qualified for Net Capital:	$	6,742.39
4	Add:		
A	Liabilities subordinated to claims of general creditors allowable in computation of net capital:		
B	Other (deductions) or allowable credits (List):		
	Description Amount		
5	Total capital & allowable subordinated liabilities:	$	6,742.39
6	Deductions &/or charges:		
A	Total non-allowable assets from Statement of Financial Condition (Notes B and C):		
B	Secured demand note deficiency		
C	Commodity futures contracts & spot commodities - proprietary capital charges		
D	Other deductions &/or charges		
7	Other additions &/or credits (List):		
	Description Amount		
8	Net capital before haircuts on securities positions:	$	6,742.39
9	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
A	Contractual securities commitments		
B	Subordinated debt		
C	Trading and investment securities:		
	1. Exempted securities		
	2. Debt securities		
	3. Options		
	4. Other securities		
D	Undue concentration		
E	Other (List)		
	Description Amount of Investment	$	-
10	Net Capital:	$	6,742.39

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11	Minimum net capital required: (6-2/3% of Aggregate Indebtedness)	$	-
12	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000.00
13	Net Capital Requirement (greater of line 11 or 12):	$	5,000.00
14	Excess net capital:	$	1,742.39
15	Excess net capital @ 1000% (net capital - 10% of Aggregate Indebtedness):	$	6,742.39

COMPUTATION OF AGGREGATE INDEBTEDNESS

16	Total A. I. liabilities from Statement of Financial Condition	$	-
17	Add:		
A	Drafts for immediate credit		
B	Market value of securities borrowed where no equivalent value is paid or credited		
C	Other unrecorded amounts (List)		
	Description Amount		
18			
19	Total Aggregate Indebtedness:	$	-
20	Percentage of Aggregate Indebtedness/Net Capital (line 19 / line 10):		0%

OTHER RATIOS

21	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	0%

SCHEDULED WITHDRAWALS (skip this section)

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
		TOTAL:			

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1	Balance, beginning of period:			$ 6,159.49
A	Net income (loss)			$ 582.90
B	Additions, includes non-conforming capital of			
C	Deductions, includes non-conforming capital of			
2	Balance, end of period: (TOTAL OWNERSHIP EQUITY)	$	6,742.39	$ **6,742.39**

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3	Balance, beginning of period:	
A	Increases	
B	Decreases	
4	Balance, end of period:	$ -

Note A The business of this Broker-Dealer in the year ending December 31, 2010 consisted exclusively of the distribution of shares of registered open-end investment companies and the sale of variable annuities, and thus was excluded from membership in the Securities Investor Protection Corporation ("SIPC").

Note B NET CAPTIAL REQUIREMENTS
The Company is subject to the Security and Exchange Commision Audited Computation of Net Capital and Computation of 15c3-3 Reserve Requirements. At December 31, 2010, the Company had a net capital of $6,742, which was $1,742 in excess of its required net capital of $5,000. No material differences exist from the Unaudited Part IIA.

Note C MATERIAL INADEQUACIES
None found

BMS INTERNATIOAL INCORPORATION
Statement of Financial Condition

ASSETS	
Cash	6,742.39
TOTAL CASH	6,742.39
LIABILITIES	
None	0.00
OWNERSHIP EQUITY	
Common Stock	20.00
Additional paid-in capital	30,800.00
Retained earnings	(24,077.61)
Total	6,742.39
TOTAL LIABILITIES AND OWNERSHIP EQUITY	6,742.39

BMS INTERNATIOAL INCORPORATION
Statement of Income/Loss

REVENUE	
Sale of Investment Compny	11,383.96
Total Revenue	11,383.96
EXPENSES	
Employee compensation	4,728.00
Regulatory fees	1,617.00
Office expance	4,456.06
Total expenses	10,801.06
NET INCOME	582.90

BMS INTERNATIOAL INCORPORATION

Statement of Cash Flows

INCOME	
Cash	11,383.96
Total	11,383.96
EXPENSES	
CASH OUTFLOW	10,801.06
NET CASH	582.90

BMS INTERNATIOAL INCORPORATION
Statement of Changes

OWNERSHIP EQUITY	
December 31, 2009	6,159.49
December 31, 2010	6,742.39
CHANGE IN OWNERSHIP	582.90

Independent Auditor's Report

To the President
BMS International, Inc

I have audited the accompanying balance sheet of BMS International, Inc as of December 31, 2010 and the related statements of income, changes in ownership equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on theses financial statements based on my audit.

I conducted this audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used as well as evaluating the overall financial statement presentation. I believe that this audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BMS International, Inc as of December 31, 2010, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Audited Net Capital Requirements as of December 31, 2010 is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stephen J. Staresinic, CPA

Stephen J. Staresinic
Certified Public Accountant
February 23, 2011

PCAOB Registrant # 3459

Independent Auditor's Statement on Material Inadequacies

BMS International Inc
Chemin du Blochmont
F-68480 Lutter
France

I have audited the accompanying financial statements of BMS International, Inc.(BMS) as of December 31, 2010, and the related statements of income, changes in ownership equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and have issued my report thereon dated February 23, 2011. I conducted my audit in accordance with accounting standards generally accepted in the United States of America.

In planning and performing my audit, I considered BMS's internal control over financial reporting in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control over financial reporting. My consideration of the internal control over financial reporting would not necessariy disclose all matters in the internal control over financial reporting that might be significant deficiencies. Under standards issued by the American Institute of Certified Public Accountants, significant deficiencies are deficiencies in internal control, of a combination of defiencies, that adversely affect BMS's ability to initiate, authorize, record, process or report financial data reliably and in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the financial statements being audited that is more than inconsequential will not be prevented or detected. Material weaknesses are significant deficiencies, or a combination of significant deficiencies, that result in a more than remote likelihood that material misstatements in relation to the financial statements being audited will not be prevented or detected.

I found and noted no matters involving the internal control over financial reporting and its operation that I considered to be material inadequacies.

Stephen J. Staresinic, CPA

Stephen J. Staresinic
Certified Public Accountant
February 23, 2011

PCAOB Registrant #3459

Independent Auditor's Report on Internal Accounting Control

BMS International Inc
Chemin du Blochmont
F-68480 Lutter
France

I have audited the accompanying financial statements of BMS International, Inc (BMS) as of December 31, 2010, and the related statements of income, changes in ownership equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and have issued my report thereon. I conducted my audit in accordance with accounting standards generally accepted in the United States of America.

In planning and performing my audit, I considered BMS's internal control over financial reporting in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control over financial reporting. My consideration of the internal control over financial reporting would not necessariy disclose all matters in the internal control over financial reporting that might be significant deficiencies. Under standards issued by the American Institute of Certified Public Accountants, significant deficiencies are deficiencies in internal control, of a combination of defiencies, that adversely affect BMS's ability to initiate, authorize, record, process or report financial data reliably and in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the financial statements being audited that is more than inconsequential will not be prevented or detected. Material weaknesses are significant deficiencies, or a combination of significant deficiencies, that result in a more than remote likelihood that material misstatements in relation to the financial statements being audited will not be prevented or detected. I noted no matters involving the internal control over financial reporting and its operation that I considered to be material weaknesses.

As part of obtaining reasonable assurance about whether BMS's financial statements are free of material misstatement, I performed tests of its compliance with certain provisions of laws, regulations, contracts and agreements, noncompliance with which could have a direct and material effect on the determination of financial statement amounts. However, providing an opinion on compliance with those provisions was not an objective of our audit, and accordingly, I do not express such an opinion.

This report is inteded solely for the information and use of the management of BMS and the U.S. Security and Exchange Commission and is not intended to be and should not be used by anyone other than these specific parties.

Stephen J. Staresinic
Certified Public Accountant
February 23, 2011

PCAOB Registrant # 3459